SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 13, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 13, 2005, announcing that Boeing is the first company to deploy the latest updates to the V5 Product Lifecycle Management (PLM) software suite by Dassault Systèmes including CATIA, ENOVIA and DELMIA.

News Release

Boeing Commercial Airplanes P.O. Box 3707 MC 21-70 Seattle, WA 98124-2207 www.boeing.com

Boeing Deploys Dassault Systèmes Update to Digital Tools for 787 Global Team

        LE BOURGET, France, June 13, 2005 – Boeing [NYSE:BA] is the first company to deploy the latest updates to the V5 Product Lifecycle Management (PLM) software suite by Dassault Systèmes (NASDAQ: DASTY, Euronext Paris: #13065, DSY.PA), including CATIA, ENOVIA and DELMIA. The introduction included Boeing sites as well as members of the global 787 team.

        The update, known as Release 15 (R15), provides the global 787 Dreamliner team with improved integration between its ENOVIA collaboration backbone and DELMIA manufacturing definition tool. The team can better access and manipulate critical product information in real time. The V5R15 software also better integrates updates between designs and assembly information – eliminating the need for 2D installation drawings.

        “Our global team started using the software updates only two days after Dassault Systèmes made it available,” said Mike Bair, vice president and general manager of the 787 program for Boeing. “The improvements to the software are helping us reduce the time necessary to make design changes and virtually modify and test parts.”

        The V5 PLM application suite is part of an overall approach to managing the international collaboration, known as the Global Collaboration Environment (GCE), on the 787 program. In this virtual environment, Boeing and its partners are using V5 PLM applications to design, build and test every aspect of the 787 airplane and its manufacturing processes digitally and before production begins.

        “Boeing and Dassault Systèmes are partners in developing the software solutions that are enabling the global 787 team to leverage its strengths and work together even across many different time zones and geographic regions,” said Dave Fennell, vice president, Boeing Information Systems and Boeing PLM.

        “Boeing’s continued trust in Dassault Systèmes’ solutions for the remarkable 787 Dreamliner demonstrates the robustness and global capabilities of V5 with CATIA, ENOVIA and DELMIA, all together,” said Bernard Charlès, president and CEO, Dassault Systèmes. “This rapid rollout is the result of a close-knit partnership between Boeing and Dassault Systèmes and demonstrates the power of the GCE and the value that V5 PLM can quickly bring to any company.”

More Information

Boeing 787 Dreamliner

        The 787 is a family of three super-efficient airplanes that will provide passengers with a better flying experience, including an improved cabin environment with more room and more conveniences. The 787-8 will carry 223 passengers in three classes of seating with a range of up to 8,500 nautical miles (15,700 kilometers). The 787-3, a model of the 787-8 optimized for shorter flights, will carry 296 passengers in two-class seating on range up to 3,500 nautical miles (6,500 kilometers). The 787-9, a longer version of the 787-8, will carry 259 passengers in three classes with a range of 8,300 nautical miles (15,400 kilometers).

Dassault Systèmes

        As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®).

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Contacts:

Boeing – Lori Gunter 1-425-717-0571
Dassault Systèmes (France) - Anthony Maréchal +33 1 55 49 84 21
Dassault Systèmes (Financial Dynamics) Emma Rutherford + 33 1 47 03 68 10
Dassault Systèmes (Americas) Derek Lane +1(818) 673-2243

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: June 13, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration